SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________)*


                            Black Raven Energy, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    092164102
             -------------------------------------------------------
                                 (CUSIP Number)


                        West Coast Asset Management, Inc.
                             1205 Coast Village Road
                           Montecito, California 93108
                           Attention: R. Atticus Lowe
                            Telephone: (805) 653-5333

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 12, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 9 pages

CUSIP No.:  092164102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     R. Atticus Lowe

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                   7       SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                8       SHARED VOTING POWER   -  13,500,000
OWNED BY
EACH                        9       SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                 10      SHARED DISPOSITIVE POWER  -  13,500,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,500,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.0%

14   TYPE OF REPORTING PERSON

     IN, HC

                                Page 2 of 9 pages

CUSIP No.:  092164102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lance W. Helfert

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                   7       SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                8       SHARED VOTING POWER   -  13,500,000
OWNED BY
EACH                        9       SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                 10      SHARED DISPOSITIVE POWER  -  13,500,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,500,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.0%

14   TYPE OF REPORTING PERSON

     IN, HC

                                Page 3 of 9 pages

CUSIP No.:  092164102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul J. Orfalea

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                   7       SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                8       SHARED VOTING POWER   -  13,500,000
OWNED BY
EACH                        9       SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                 10      SHARED DISPOSITIVE POWER  -  13,500,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,500,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.0%

14   TYPE OF REPORTING PERSON

     IN, HC

                                Page 4 of 9 pages

CUSIP No.:  092164102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     West Coast Asset Management, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF                   7       SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                8       SHARED VOTING POWER   -  13,500,000
OWNED BY
EACH                        9       SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                 10      SHARED DISPOSITIVE POWER  -  13,500,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,500,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.0%

14   TYPE OF REPORTING PERSON

     CO, IA

                                Page 5 of 9 pages

CUSIP No.:  092164102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     West Coast Opportunity Fund, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                   7       SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                8       SHARED VOTING POWER   -  13,500,000
OWNED BY
EACH                        9       SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                 10      SHARED DISPOSITIVE POWER  -  13,500,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,500,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.0%

14   TYPE OF REPORTING PERSON

     OO

                                Page 6 of 9 pages

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement relates is the common stock, $0.001 par value (the "Common Stock"), of Black Raven Energy, Inc. (the "Issuer"), with its principal executive offices located at 1875 Lawrence Street, Suite 450, Denver, Colorado 80202.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) West Coast Opportunity Fund, LLC, a Delaware limited liability company (the "Fund"); (2) West Coast Asset Management, Inc., a California corporation (the "Managing Member"), which serves as the managing member of the Fund; (3) R. Atticus Lowe, a United States Citizen ("Lowe"); (4) Lance W. Helfert, a United States Citizen ("Helfert"); and (5) Paul J. Orfalea, a United States Citizen ("Orfalea", and together with Lowe and Helfert, the "Principals"). The principal business address of each of the Reporting Persons is located at 1205 Coast Village Road, Montecito, California 93108.

         The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Each of Lowe's and Helfert's principal occupation is serving on the investment committee of the Managing Member. Orfalea's principal occupation is involvement with a range of business ventures (including the Managing Member) and not-for-profit organizations.

         The principal business of the Managing Member is providing investment management services to the Fund and to separately managed accounts, some of which are affiliated with the Reporting Persons. The Fund owns all of the shares reported in this Statement. The Managing Member and the Principals may be deemed to share with the Fund (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares.

         (d)-(e)During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

See Item 4.

ITEM 4.  Purpose of Transaction.

         On January 16, 2009, the United States Bankruptcy Court for the District of Colorado (the "Bankruptcy Court") entered an order confirming the Modified Second Amended Joint Plan of Reorganization (the "Plan") filed by PRB Energy, Inc. ("PRB Energy") and PRB Oil & Gas, Inc. ("PRB Oil"). The Plan became effective on February 2, 2009 (the "Effective Date"). In connection with PRB Energy's reorganization and exit from bankruptcy, PRB Energy changed its corporate name to Black Raven Energy, Inc., effective as of the Effective Date.

                                Page 7 of 9 pages

         On the Effective Date, pursuant to the Plan, all 8,721,994 shares of PRB Energy's common stock outstanding immediately prior to the Effective Date were cancelled. Furthermore, pursuant to the Plan, promptly after the Effective Date, the Issuer issued 15,000,000 shares of the newly created Common Stock, whereby the Fund acquired 13,500,000 shares of such Common Stock in settlement of its claims in the bankruptcy case of the Issuer.

         All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

         (a) As of February 12, 2009, the Fund directly owns 13,500,000 shares of Common Stock, representing 90% of all of the outstanding shares of Common Stock. The Managing Member and the Principals may be deemed to share with the Fund (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares. The percentage set forth in this response is based on the 15,000,000 shares of Common Stock outstanding as of February 2, 2009, as reported by the Issuer in its Form 8-A filed on February 12, 2009.

         (b) The Managing Member and the Principals may be deemed to share power with the Fund (and with each other and not with any third party) to vote or direct the vote of and to dispose or direct the disposition of the 13,500,000 shares of Common Stock held by the Fund.

         (c) Other than as set forth in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

         Exhibit B - Power of Attorney dated January 15, 2009

                                Page 8 of 9 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: February 19, 2009

                                       WEST COAST OPPORTUNITY FUND, LLC
                                       WEST COAST ASSET MANAGEMENT, INC.
                                       R. ATTICUS LOWE
                                       LANCE W. HELFERT
                                       PAUL J. ORFALEA

                                       By: /s/ Diana Pereira
                                           -------------------------------------
                                           Name:  Diana Pereira
                                           Title: Vice President Finance of the
                                                  Managing Member (for itself
                                                  and as the Managing Member of
                                                  the Fund) and Attorney-in-fact
                                                  for each of the Principals


                                Page 9 of 9 pages

                                  EXHIBIT INDEX


Exhibit A - Joint Filing Agreement

Exhibit B - Power of Attorney dated January 15, 2009

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

            The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of Black Raven Energy, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 19, 2009

                                       WEST COAST OPPORTUNITY FUND, LLC
                                       WEST COAST ASSET MANAGEMENT, INC.
                                       R. ATTICUS LOWE
                                       LANCE W. HELFERT
                                       PAUL J. ORFALEA

                                       By: /s/ Diana Pereira
                                           -------------------------------------
                                           Name:  Diana Pereira
                                           Title: Vice President Finance of the
                                                  Managing Member (for itself
                                                  and as the Managing Member of
                                                  the Fund) and Attorney-in-fact
                                                  for each of the Principals

                                    EXHIBIT B

                                POWER OF ATTORNEY

BE IT KNOWN, that the undersigned Paul J. Orfalea, Lance W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Diana H. Pereira, Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.


Dated:  January 15, 2009                           /s/ Paul J. Orfalea
                                                   -----------------------------
                                                   Paul J. Orfalea


Dated:  January 15, 2009                           /s/ Lance W. Helfert
                                                   -----------------------------
                                                   Lance W. Helfert


Dated:  January 15, 2009                           /s/ R. Atticus Lowe
                                                   -----------------------------
                                                   R. Atticus Lowe